SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 30 November, 2015

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
--------------- --------------

Exhibit 1.1	Holding(s) in Company dated 06 November 2015
Exhibit 1.2	Director/PDMR Shareholding dated 10 November 2015
Exhibit 1.3	Holding(s) in Company dated 11 November 2015
Exhibit 1.4	Director Declaration dated 30 November 2015
Exhibit 1.5	Total Voting Rights dated 30 November 2015

Exhibit 1.1

BP p.l.c.
Holding(s) in Company

BP p.l.c. received confirmation from UBS Investment Bank on 6 November 2015 of the information contained below:

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	BP p.l.c. GB0007980591
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation: iii	UBS Investment Bank UBS Group AG
4. Full name of shareholder(s) (if different from 3.):iv	UBS AG London Branch UBS Securities LLC
5. Date of the transaction and date on which the threshold is crossed or reached: v	4 November 2015
6. Date on which issuer notified:	6 November 2015
7. Threshold(s) that is/are crossed or reached: vi, vii	3%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
Number of Shares		Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights x
			Direct	Direct xi	Indirect xii	Direct	Indirect
GB0007980591	Below Notifiable Threshold	Below Notifiable Threshold	-	-	593,143,739	-	3.24%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv		Number of voting rights that may be acquired if the instrument is exercised/ converted.		% of voting rights
-	-	-		-		-

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to	% of voting rights xix, xx
-	-	-	-	-	Nominal		Delta
					-		-

Total (A+B+C)
Number of voting rights				Percentage of voting rights
593,143,739				3.24%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi

UBS Group AG is a group holding company for UBS Investment Bank business. Voting rights are held through its controlled undertakings as set out below.

UBS AG:
      - directly through its branches: UBS AG London Branch - 592,738,739 (3.24%); and
      - indirectly through its subsidiaries: UBS Securities LLC - 405,000 (0.002%)

Proxy Voting:
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	N/A
14. Contact name:	Denise Dillon
15. Contact telephone number:	020 7496 4476

This notice is given in fulfillment of the obligation under DTR 5.6.

Exhibit 1.2

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was advised on 10 November 2015 that the following Director and senior executives (all persons discharging managerial responsibilities in BP p.l.c.) acquired in London the number of BP ordinary shares (ISIN number GB0007980591) shown opposite their names below at £3.8260 per share through participation in the BP ShareMatch UK Plan on 10 November 2015:-

Director

Dr B. Gilvary                80 shares

Other Persons Discharging Managerial Responsibilities

Mr R. Bondy                80 shares
Mr B. Looney              83 shares
Mr D. Sanyal               83 shares

This notice is given in fulfilment of the obligation under DTR3.1.4(1)(a)R.

Exhibit 1.3

BP p.l.c.
Holding(s) in Company

BP p.l.c. received confirmation from UBS Investment Bank on 11 November 2015 of the information contained below:

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	BP p.l.c. GB0007980591
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation: iii	UBS Investment Bank UBS Group AG
4. Full name of shareholder(s) (if different from 3.):iv	N/A
5. Date of the transaction and date on which the threshold is crossed or reached: v	9 November 2015
6. Date on which issuer notified:	11 November 2015
7. Threshold(s) that is/are crossed or reached: vi, vii	Below Notifiable Threshold

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
Number of Shares		Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights x
			Direct	Direct xi	Indirect xii	Direct	Indirect
GB0007980591	593,143,739	593,143,739	-	-	Below Notifiable Threshold	-	Below Notifiable Threshold

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv		Number of voting rights that may be acquired if the instrument is exercised/ converted.		% of voting rights
-	-	-		-		-

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to	% of voting rights xix, xx
-	-	-	-	-	Nominal		Delta
					-		-

Total (A+B+C)
Number of voting rights				Percentage of voting rights
Below Notifiable Threshold				Below Notifiable Threshold

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi
N/A

Proxy Voting:
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	N/A
14. Contact name:	Denise Dillon
15. Contact telephone number:	020 7496 4476

This notice is given in fulfillment of the obligation under DTR 5.6.

Exhibit 1.4

BP p.l.c.
Notification of changes of Director's details

BP p.l.c. announces that Phuthuma Nhleko, a Non-Executive Director of BP p.l.c. has advised that he stepped down as a Non-executive director of Anglo American PLC on 27 November 2015.

This notice is given in fulfilment of the obligation under paragraph 9.6.14R (2) of the Listing Rules.

Exhibit 1.5

BP p.l.c.
Total voting rights and share capital

As at 30 November 2015, the issued share capital of BP p.l.c. comprised 18,316,582,812 ordinary shares (excluding treasury shares) par value US$0.25 per share, each with one vote; and 12,706,252 preference shares par value £1 per share with two votes for every £5 in nominal capital held.

The number of ordinary shares which have been bought back and are held in treasury by BP p.l.c. is 1,742,495,596. These treasury shares are not taken into consideration in relation to the payment of dividends and voting at shareholder meetings.

The total number of voting rights in BP p.l.c. is 18,321,665,312. This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FCA's Disclosure and Transparency Rules.

This announcement is made in accordance with the requirements of Disclosure and Transparency Rule 5.6.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)
Dated: 08 December 2015
/s/ J. BERTELSEN
..............................
J. BERTELSEN
Deputy Company Secretary